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                             June 7, 2023

       Carlos Salgado
       Chief Executive Officer
       Bell Rose Capital, Inc.
       2920 inland Empire Blvd
       Suite 103
       Ontario, CA 91764

                                                        Re: Bell Rose Capital,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 2, 2023
                                                            File No. 024-12270

       Dear Carlos Salgado:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Derby, Legal
       Branch Chief, at (202) 551-3334 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Eric Newlan